September 24, 2019

Dane E. Whitehead
Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056

       Re: Marathon Oil Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 001-05153

Dear Mr. Whitehead:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Business
Acreage, page 9

1. Disclosure under this section indicates that material acreage is scheduled to expire within the next three years. Tell us if you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after expiration of the related acreage. If there are material quantities of net proved undeveloped reserves relating to such locations, expand your disclosure to explain the steps which would be necessary to extend the time to the expiration of such acreage. See Rule 4-10(a)(26) of Regulation S-
      X.
Net Sales Volumes, page 10

2. Tell us whether you have any fields that contain 15% or more of your total proved reserves. If so, tell us how you have considered the requirements of Item 1204(a) of
 Dane E. Whitehead
FirstNameOil Corporation E. Whitehead
Marathon LastNameDane
Comapany 24, 2019
September NameMarathon Oil Corporation
September 24, 2019 Page 2
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FirstName LastName
         Regulation S-K to disclose production, by final product sold, of oil, gas, and other products for each field that contains 15% or more of your total proved reserves.
Supplementary Information on Oil and Gas Producing Activities (Unaudited) Audits of Estimates, page 99

3. Disclosure in this section indicates that, for the four-year period ended December 31,
         2018, 94% of your total proved reserves were independently audited by third party consultants. Send us a supplemental schedule that shows the proportion of total proved reserves audited for each year during the four-year period and how the overall audit percentage as of December 31, 2018 was calculated.
4. Tell us why you believe audits of the estimates made for a prior fiscal year end, e.g.
         estimates as of December 31, 2017, provide assurance of the reasonable certainty of the reserves estimates for the current fiscal year end, e.g. as of December 31, 2018.
5. Your disclosure indicates there may be instances where the differences between the independent estimates of proved reserves prepared by third-party consultants may differ with your internal estimates by more than the +/-10% audit tolerance you have established and where the difference cannot be resolved by year end. Describe for us, in reasonable detail, any such instances that occurred during any of the three years in the period ended
         December 31, 2018. Additionally, explain to us, in reasonable detail, why you determined these unresolved variances were not material to the disclosure of your proved reserves at fiscal year end.
6. The third party reserves reports filed as Exhibits 99.1 and 99.2 indicate that in certain cases there was more than an acceptable variance between your estimates and the third party's estimates due to the third party having access to data which was not available to the you when your reserves estimates were prepared. Tell us why you believe that the use of information beyond the end of the fiscal year is acceptable in drawing conclusions that your estimates are reasonably certain and comply with the reserves definitions in Rule 4-
         10(a) of Regulation S-X.
Changes in Proved Undeveloped Reserves, page 106

7. We note your disclosure regarding a decrease of 61 mmboe due to technical revisions across your business. Provide us, as supplemental information, a reasonably detailed discussion of the underlying reasons for the downward revisions and the properties involved. Additionally, explain to us how you have determined that the underlying reasons do not impact properties beyond those for which downward revisions were recorded. See Rules 4-10(a)(22) and 4-10(a)(24) of Regulation S-X.
8. You indicate under this section that all proved undeveloped reserve drilling locations are scheduled to be drilled prior to the end of 2023 and that there are no proved undeveloped reserves on the books beyond 5 years as of December 31, 2018. Tell us whether there are
 Dane E. Whitehead
Marathon Oil Corporation
September 24, 2019
Page 3
         any proved undeveloped reserves as of December 31, 2018 that are not scheduled to be drilled within five years of initial booking. If so, tell us the specific circumstances that justify a longer time. See Rule 4-10(a)(31) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brad Skinner, Senior Assistant Chief Accountant, at
(202) 551-3489
with any questions.



FirstName LastNameDane E. Whitehead                              Sincerely,
Comapany NameMarathon Oil Corporation
                                                                 Division of
Corporation Finance
September 24, 2019 Page 3                                        Office of
Natural Resources
FirstName LastName